Exhibit 99.2

Black Fox Complex

SEPTEMBER 30, 2017

Table of contents

Condensed carve-out interim statements of operations and comprehensive income (loss)	1
Condensed carve-out interim statements of financial position	2
Condensed carve-out interim statement of equity in net assets	3
Condensed carve-out interim statements of cash flows	4
Notes to the condensed carve-out interim financial statements	5 - 10

Black Fox Complex

CONDENSED CARVE-OUT INTERIM STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

for the three and nine months ended September 30, 2017 and 2016

(In thousands of United States dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2017	2016	2017	2016

Revenue	4	$24,424	$20,431	$63,607	$53,503
Operating expenses		(14,067)	(15,832)	(38,676)	(40,829)
Depreciation and depletion		(2,592)	(5,021)	(8,487)	(12,110)
Total cost of sales		(16,659)	(20,853)	(47,163)	(52,939)

Earnings (loss) from mine operations		7,765	(422)	16,444	564
Mining interest impairment charge	3	(3,701)	-	(43,701)	-
General and administrative expenses	8	18	(255)	(252)	(722)
Other charges		(51)	-	(51)	-
Earnings (loss) from operations		4,031	(677)	(27,560)	(158)
Finance expenses		(69)	(134)	(208)	(463)
Other (expenses) income	9	(745)	357	(1,177)	(633)
Earnings (loss) before income taxes		3,217	(454)	(28,945)	(1,254)
Income tax recovery		-	179	-	1,021
Net income (loss)		3,217	(275)	(28,945)	(233)

See accompanying notes to the condensed consolidated interim financial statements.

Black Fox Complex

CONDENSED CARVE-OUT INTERIM STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars)

(Unaudited)

		September 30	December 31
	Notes	2017	2016

Assets
Current assets
Cash and cash equivalents		$3,623	$4,722
Inventories	5	5,859	11,380
Other		1,091	658
Total current assets		10,573	16,760

Non-current assets
Restricted cash		4,924	4,577
Mining interests	3,6	52,242	85,680
Total assets		$67,739	$107,017

Liabilities
Current liabilities
Trade and other payables		$8,140	$9,744
Current portion of long-term debt	7	351	1,203
Total current liabilities		8,491	10,947

Non-current liabilities
Decommissioning liability		21,605	19,909
Long-term debt	7	172	406
Total liabilities		$30,268	$31,262

Equity in net assets		$37,471	$75,755
Total liabilities and equity in net assets		$67,739	$107,017

Commitments and contingencies (Note 12)

See accompanying notes to the condensed interim financial statements.

Black Fox Complex

CONDENSED CARVE-OUT INTERIM STATEMENTS OF EQUITY IN NET ASSETS

for the nine months ended September 30, 2017 and 2016

(In thousands of United States dollars)

(Unaudited)

Equity in Net Assets

Balance, January 1, 2016	$191,585
Cash contributions from Parent	1,055
Non-cash contributions by Parent	600
Loss for the period	(233)
Balance, September 30, 2016	$193,007

Balance, January 1, 2017	$75,755
Cash contributions from Parent	(10,885)
Non-cash contributions by Parent	1,546
Loss for the period	(28,945)
Balance, September 30, 2017	$37,471

See accompanying notes to the condensed interim financial statements.

Black Fox Complex

CONDENSED CARVE-OUT INTERIM STATEMENTS OF CASH FLOWS

(In thousands of United States dollars unless otherwise stated)

(Unaudited)

		Nine months ended September 30
	Notes	2017	2016

Operating activities
Loss before income taxes		($28,945)	($1,254)
Adjustments for:
Mining interests impairment charge	3	43,701	-
Depreciation and depletion		8,487	12,110
Unrealized foreign exchange loss (gain)		1,450	454
Other		825	705
Other adjustments
Finance expense		208	463
Operating cash flow before working capital changes		25,726	12,478
Changes in non-cash working capital	10	(4,483)	6,100
Cash provided by (used in) operating activities		$21,243	$18,578

Investing activities
Expenditures on mining interests		(10,408)	(23,004)
Cash used in investing activities		($10,408)	($23,004)

Financing activities
Payments on capital leases		($1,116)	($3,249)
Release of restricted cash		-	1,564
Financing from (to) parent		(10,885)	1,055
Cash provided by (used in) financing activites		($12,001)	($630)

Effect of foreign exchange rate changes on cash		$67	$87

Increase (decrease) in cash		($1,099)	($4,969)
Cash, beginning of period		4,722	11,226
Cash, end of period		$3,623	$6,257

See accompanying notes to the condensed consolidated interim financial statements.

Black Fox Complex

NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS

(In thousands of United States dollars unless otherwise stated)

(Unaudited)

1.   Basis of preparation and going concern

Black Fox Complex (the “Project”) as presented is not a legal entity and represents the net assets associated with a producing property, the Black Fox mine and mill, and adjacent properties, Grey Fox and Pike River. The Project is located in Timmins, Ontario, Canada. Black Fox Complex was sold on October 6, 2017, for adjusted gross proceeds of $27.5 million and a pending release of associated restricted cash of approximately $5.0 million.

These carve-out financial statements are prepared for inclusion in the Form 8-K/A filing of McEwen Mining Inc. in connection with McEwen Mining Inc.’s acquisition of the Project.

These condensed carve-out interim financial statements represent the activities, assets and liabilities of the Project on a “carve-out” basis from the consolidated financial statements of Primero Mining Corp. (“Primero” or the “Owner”) and present the carve-out financial position, carve-out statement of operations and comprehensive income (loss), carve-out statement of equity in net assets and carve-out statement of cash flows of the Project as if the Project had been accounted for on a stand-alone basis and include the Project’s share of assets, liabilities, revenues and expenses. These condensed carve-out interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS).

The Project is subject to risks and challenges impacting its operations including, but not limited to, the ability to secure adequate financing to meet its minimum capital requirements and to successfully satisfy its commitments and continue as a going concern. As the Project does not currently have any committed sources of financing, it is dependent upon its ultimate parent company for funding its activities. Management believes such funding will be available.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Project to continue as a going concern. These carve-out financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Project be unable to continue as a going concern. These adjustments may be material. These carve-out financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Project’s significant accounting policies, estimates and judgements were presented in Notes 2 and 3 of the audited annual carve-out financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Black Fox Complex

NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS

(In thousands of United States dollars unless otherwise stated)

(Unaudited)

2.   Recent pronouncements issued

The Owner has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Project. The Owner is currently evaluating the impact of adopting these standards on its consolidated financial statements and expects to provide an update on the anticipated impact in the financial statements for the year ending December 31, 2017.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The project does not anticipate that its current method of recognition and measurement of gold sales will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Project does not currently anticipate a significant impact on its financial statements as a result of IFRS 9.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees. The Project does not currently anticipate a significant impact on its financial results as a result of IFRS 16.

3.   Impairment Charge

In accordance with IFRS, non-current assets are tested for impairment when events or changes in circumstances suggest that their carrying amount may not be recoverable. When there is an indicator of impairment the impacted cash generating unit (CGU) is tested for impairment.

As part of the Owner’s strategic review process discussed in Note 1, the Owner entered into an agreement to sell the Project at a value which indicated that the carrying value of the CGU exceeded the fair value. During the second quarter of 2017, the Project recorded an impairment of $40.0 million. During the third quarter, an additional impairment of $3.7 million was recorded to align the carrying value of the CGU with the adjusted proceeds received.

Black Fox Complex

NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS

(In thousands of United States dollars unless otherwise stated)

(Unaudited)

4.   Revenue

The Project is obligated to sell 8% of the gold production at the Black Fox Mine and 6.3% at the adjoining Pike River property (Black Fox Extension).

During the three and nine months ended September 30, 2017 the Project recorded of $0.9 million and $2.3 million, respectively (2016 - $0.7 million and $2.0 million, respectively) under the gold purchase agreement.

5.   Inventories

	September 30 2017	December 31 2016

Gold	$1,373	$ 816
Stockpiled ore	232	5,285
Work-in-progress	2,448	3,837
Supplies	1,806	1,442
	$ 5,859	$ 11,380

6.   Mining interests

A summary of mining interest by property is as follows:

	Mining properties and leases	Land and buildings	Plant, equipment and vehicles	Construction in progress	September 30 2017	December 31 2016

Black Fox Complex	32,585	2,378	16,549	730	52,242	85,680

Total	$32,585	$2,378	$16,549	$730	$ 52,242	$85,680

Certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 4) as well as the Owner’s Revolving Credit Facility.

The carrying value of property, plant and equipment under finance leases at September 30, 2017 was $0.6 million (December 31, 2016 - $7.5 million). The lessors hold first security rights over the leased assets.

Black Fox Complex

NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS

(In thousands of United States dollars unless otherwise stated)

(Unaudited)

7.   Debt

	September 30 2017	December 31 2016

Current debt
Finance lease liabilities (a)	$ 351	$ 1,203
	351	1,203

Long-term debt
Finance lease liabilities (a\)	$172	$ 406
	172	406
	$ 523	$ 1,609

(a)  The Project is obligated under various finance leases for equipment. All finance lease agreements provide that the Project can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60%. There are no restrictions placed on the Project as a result of these leases, however, the lessors hold first security rights over the leased assets.

8.   General and administrative expenses

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Salaries and wages	($18)	$ 195	$ 136	$ 495
Rent and office costs	-	4	-	8
Legal, accounting, consulting and professional fees	-	34	104	166
Other general and administrative expenses	-	22	12	53
	($18)	$ 255	$ 252	$ 722

Black Fox Complex

NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS

(In thousands of United States dollars unless otherwise stated)

(Unaudited)

9.   Other income (expenses)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Foreign exchange (loss) gain	($950)	$ 312	($1,466)	($796)
Others	205	45	289	163
	($745)	$ 357	($1,177)	($633)

10.   Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Nine months ended September 30
	2017	2016

Trade and other receivables	($317)	$ 1,039
Value added and income taxes receivable	42	(585)
Prepaid expenses	(159)	(196)
Inventories	(2,816)	2,455
Trade and other payables	(1,233)	3,387
	($4,483)	$ 6,100

11.   Financial instruments

The Project’s financial instruments at September 30, 2017 consist of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables, and debt.

At September 30, 2017, the carrying amounts of cash and cash equivalents,  restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Project regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2017 or December 31, 2016.

Black Fox Complex

NOTES TO THE CONDENSED CARVE-OUT INTERIM FINANCIAL STATEMENTS

(In thousands of United States dollars unless otherwise stated)

(Unaudited)

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At September 30, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 1, 2 or 3 in the fair value hierarchy (December 31, 2016 – $nil).

12.   Commitments and contingencies

(a)The Owner has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Owner and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Owner’s common shares under the U.S. federal securities laws. The Owner filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Owner’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The appeals court has issued a schedule whereby the parties will complete their briefing by the end of January 2018. A ruling on the appeal is expected sometime in 2018.

The Owner intends to vigorously defend this class action lawsuit.

(b)As at September 30, 2017, the Project had entered into commitments to purchase plant and equipment totaling $nil (December 31, 2016 - $0.2 million).

(c)Due to the size, complexity and nature of the Project’s operations, various legal and tax matters arise in the ordinary course of business. The Project accrues for such items when a liability is both probable and the amount can be reasonably estimated.